John T. Lynch

December 22, 2005

VIA EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Pamela A. Long

Assistant Director

Division of Corporation Finance

Re:	Benthos, Inc.

PRE R 14A filed December 19, 2005

Form 8-K/A filed December 19, 2005

File No. 000-29024

Dear Ms. Long:

Reference is made to your comment letter to Ronald L. Marsiglio, President and Chief Executive Officer of Benthos, Inc. (the “Company”) dated December 21, 2005, (the “Comment Letter”). The Company has filed with the Commission an Amendment No. 2 to the above-referenced Schedule 14A (the “Proxy Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 2 to the Proxy Statement marked to show the changes made from Amendment No. 1 to the Proxy Statement. The changes reflected in the Amendment No. 2 are intended to respond to the comments set forth in the Comment Letter. The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in Amendment No. 2 to the Proxy Statement.

direct 617-589-3820 direct fax 617-305-3120

email jlynch@davismalm.com

Securities and Exchange Commission

December 22, 2005

Page	2

Merger Consideration, page ii and Treatment of Stock Options, page ii

1.    Comment: We note your response to prior comments four and five. Please revise your disclosures to clarify whether the approximately $3.8 million payable to option holders is included in the $36.9 million aggregate merger consideration disclosed. Make similar revisions elsewhere as appropriate.

Response: We have revised page ii, and elsewhere as appropriate, to clarify that the approximately $3.8 million payable to Benthos option holders is not included in the $36.9 million Merger Consideration payable to Benthos shareholders.

Background of the Proposed Merger, page 12

2.    Comment: Revise your disclosure in the third paragraph on page 16 to disclose what the current market price was on August 31, 2005.

Response: We have revised the third paragraph on page 13 to disclose that the current market price on August 31, 2005 was $12.29.

Reasons for the Merger, page 14

3.    Comment: We note your response to prior comment 13. Please tell us, and revise to clarify, why the fact that the common stock traded in excess of the merger consideration is a reason for engaging in the merger.

Response: The fact that Benthos common stock traded in excess of the Merger Consideration was not a reason for engaging in the Merger. The fact that Benthos common stock traded in excess of the Merger Consideration was considered by the Board of Directors in determining whether or not to engage in the Merger. The statement with respect to the common stock trading in excess of the Merger Consideration has been deleted from page 14 and added to page 15 under the list of potentially countervailing factors.

Publicly Traded Comparable Companies Analysis, page 19

4.    Comment: We note your response to prior comment 16; however, it is still unclear how the comparable companies were chosen for the analysis. For example, once companies that operated in the same industry as Benthos were identified, where the comparable companies then chosen based on similar revenues, net sales, or some other measures? As another example, with regard to the selected merger transaction analysis, were comparable transactions chosen on the basis of approximate total merger consideration?

Response: We have added language on pages 19 and 20 that indicates that the comparable publicly traded companies selected by Ferris, Baker Watts, Incorporated for the publicly traded company analysis and the merger transaction analysis are not necessarily comparable to Benthos based on financial statistics or financial indicators.

Financial Projections, page 23

5.    Comment: Delete the statement that neither Benthos nor its board of directors assumes any responsibility for the reasonableness, completeness, accuracy or reliability of the projections. You may not disclaim responsibility for information disclosed in the proxy statement.

Securities and Exchange Commission

December 22, 2005

Response: The statement on page 23 that neither Benthos nor its Board of Directors assumes any responsibility for the reasonableness, completeness, accuracy or reliability of the projections has been deleted as requested.

6.    Comment: On page 27, delete the statement that your shareholders should not rely on the information in making a voting decision. While you may include disclosure cautioning that projections are forward-looking and not necessarily indicative of future performance, you may not tell shareholders they cannot rely on information you publicly disclose.

Response: On page 24, the statement that that shareholders should not rely on certain information in making a voting decision has been deleted as requested.

Summary of Projections, page 24

7.    Comment: We note your response to prior comment 11 and the inclusion of projections provided to Teledyne; however, your revisions do not include the projections provided to other parties as requested. Please revise to include the projections provided to other potential acquirers. In this regard, we particularly note it is likely that projections were provided regarding fiscal year ending 2005 and your financial statements for that year have not yet been filed.

Response: We have included on page 24 the financial projections that were provided to other parties in late 2004 and early 2005 as requested since Teledyne had access to these projections during its due diligence.

Representations and Warranties, page 35

8.    Comment: We note your response to prior comment 24. Please revise to delete “and constitute a breach” from the additional language included in this section. Our prior comment requested that you include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you will provide corrective disclosure. It is possible that material facts could exist that contradict the representations or warranties made without rising to the level of a breach of the merger agreement. Make a similar revision in Annex A.

Response: The language “and constitute a breach” has been deleted from page 36 and Annex A as requested.

If you have any questions concerning the material provided herein, please do not hesitate to contact me.

Very truly yours,

John T. Lynch

JTL/scm

Enclosures

cc:	Benthos, Inc.